Exhibit (d.5)

AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of 22nd day of May, 2018, between Timpani Capital Management LLC (the “Adviser”) and Frontier Funds, Inc. (the “Corporation”), on behalf of the Frontier Timpani Small Cap Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

WHEREAS, this Agreement amends and restates all prior expense cap/reimbursement agreements and amendments thereto between the Adviser and the Fund.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Adviser and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Fund’s investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Fund’s Institutional Class, Service Class and Class Y shares:

	Institutional Class	Service Class	Class Y

Frontier Timpani Small Cap Growth Fund	1.10%	1.25%	1.50%

The Adviser shall be entitled to recoup such amounts from the Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for the Fund.

This Agreement shall continue in effect until October 31, 2020.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal. This Agreement may only be terminated prior to the end of the current term by, or with the consent of, the Board of Directors of the Corporation.

TIMPANI CAPITAL MANAGEMENT LLC

By:
Brandon M. Nelson
President

FRONTIER FUNDS, INC.

By:
William D. Forsyth III
President